LAVA Medtech Acquisition Corp.

303 Wyman Street, Suite 300

Waltham, MA 02451

October 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melanie Singh and James Lopez

Re:	LAVA Medtech Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed October 1, 2021
File No. 333-259983

Dear Melanie Singh and James Lopez:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LAVA Medtech Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, October 26, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Anthony Natale
Anthony Natale
Chief Executive Officer

cc:	Reed Smith LLP Skadden, Arps, Slate, Meagher & Flom LLP